Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-207308

Supplementing the Preliminary Prospectus Supplement dated June 5, 2017 (to Prospectus dated

October 6, 2015)

AIR LEASE CORPORATION

$600,000,000 2.625% Senior Notes due 2022

Pricing Term Sheet

Date: June 5, 2017

Issuer:	Air Lease Corporation

Security Description:	2.625% Senior Notes due 2022

Principal Amount:	$600,000,000

Net Proceeds (before expenses):	$593,718,000

Maturity Date:	July 1, 2022

Coupon:	2.625%

Issue Price:	99.553% of face amount

Benchmark Treasury:	1.750% due May 31, 2022

Benchmark Treasury Spot / Yield:	100-01+ / 1.740%

Spread to Benchmark Treasury:	+98 basis points

Yield to Maturity:	2.720%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2018 (long first coupon)

Optional Redemption:

We may redeem the Notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

On any date prior to June 1, 2022, we may redeem the Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any, to the redemption date. On or after June 1, 2022, we may redeem the Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds:	We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	June 5, 2017

Settlement Date:	T+5; June 12, 2017

CUSIP:	00912XAW4

ISIN:	US00912XAW48

Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

SunTrust Robinson Humphrey, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

Stifel, Nicolaus & Company, Incorporated

Wells Fargo Securities, LLC

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling 1 (800) 831-9146 or by e-mail at prospectus@citi.com; (ii) Goldman Sachs & Co. LLC at 200 West Street, New York, New York 10282, Attn: Prospectus Department, by calling 1 (866) 471-2526, by facsimile at 1 (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com; (iii) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; or (iv) SunTrust Robinson Humphrey, Inc. at 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Dept., by calling 1 (800) 685-4786 or by e-mail at STRHdocs@SunTrust.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another e-mail system.

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